New Alternatives Fund
12/31/14 N-SAR
Sub-Item 77I (a) and 77I (b)
NEW ALTERNATIVES FUND
Terms of Any New or Amended Securities
(a)	In connection with the shell reorganization whereby New
Alternatives Fund, Inc. (the "Fund") was re-domesticated from a
New York corporation into a Delaware statutory Trust named New Alternatives Fund (the "Trust"), the constituent instruments defining the rights of the holders of the Fund's shares were materially modified as described in the next paragraph. A copy of the Trust's Agreement and Declaration of Trust (the
"Declaration of Trust") and By-Laws are being filed with this
Form N-SAR at Sub-Item 77Q1(a).
      The Fund is governed by its Articles of Incorporation, By-laws and by applicable New York law and the Investment Company
Act of 1940, as amended (the "1940 Act").  The Trust is governed by its Declaration of Trust, By-laws and by applicable Delaware and 1940 Act law.
      Shares of the Fund: (i) are entitled to one vote for each full share held, fractional shares have no voting rights; and
(ii) are entitled to participate equally in the dividends and distributions that are declared with respect to its investment portfolio and in the net distributable assets of such portfolio on liquidation.  Shares of the Trust: (i) are entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held; (ii) will vote in the aggregate and not by class except as otherwise expressly required by law or when class voting is permitted by the Board of Trustees; and (iii) are entitled to participate equally in the dividends and distributions that are declared with respect to its investment portfolio and in the net distributable assets of such portfolio on liquidation.
      The Fund's authorized capital is forty million (40,000,000) common shares of $0.01 par value. There is only one class of shares of the Fund. The Trust is authorized to issue an unlimited amount of shares of beneficial interest with no par value. The Trust is currently only offering shares of one series or investment portfolio, which will be a continuation of the Fund. The Trust is permitted by its Declaration of Trust to offer additional series or portfolios, and may offer multiple classes of shares in any series.
      The Trust currently offers two classes of shares: Class A Shares and Investor Shares. Class A Shares represent a continuance of the original class of shares offered by the Fund prior to the reorganization. Class A Shares are sold subject to a front-end sales charge.  The Class A Shares of the Trust do not have any distribution (i.e., Rule 12b-1) charges, service charges or redemption fees.
      The Declaration of Trust can be amended by the Board of Trustees without shareholder approval. The Articles of Incorporation require that most changes be submitted to the shareholders for approval.
      New York Business Corporation Law and the Fund's by-laws
each require that the Fund hold an annual meeting of
shareholders for the election of directors and the transaction of other business.  The Trust is not required under Delaware law to hold annual shareholder meetings and intends to do so only if required by the 1940 Act.
(b)	In connection with the reorganization, the Trust now offers
a second class of shares, Investor Shares. Investor Shares were first offered on November 17, 2014. Investor Shares are sold at net asset value. Investor Shares are not subject to a sales charge but are subject to a 2.00% redemption fee imposed on any Investor Shares redeemed within sixty (60) days of their initial purchase. Investor Shares are also subject to Rule 12b-1 fees.